Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

May 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Ensysce Biosciences, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Withdrawal Request – Form type “AW” SEC File No. 333-271480

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Ensysce Biosciences, Inc. (the “Company”) hereby requests withdrawal of above referenced Post-Effective Amendment (the “Post-Effective Amendment”) filed May 12, 2023. The Post-Effective Amendment was filed pursuant to Rule 462(d) of the Securities Act solely to file exhibits but was erroneously coded and filed as a form type “POS AM”, rather than “POS EX”, with an incorrect file number provided immediately after the Rule 462(d) box checked on the cover page of the Post-Effective Amendment. As a result, the Company wishes to withdraw the Post-Effective Amendment. Shortly after submission of this Form AW, the Company will refile a nearly identical, properly coded, post-effective amendment.

The Company requests that the Commission consent to this request on the basis that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors.

Please direct any questions or comments concerning this request to Gregory Rubis, Esq. ((609) 951-4105) of Troutman Pepper Hamilton Sanders LLP.

ENSYSCE BIOSCIENCES, INC.

By:	/s/ Lynn Kirkpatrick
Name:	Lynn Kirkpatrick
Title:	CEO

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Gregory Rubis, Troutman Pepper Hamilton Sanders LLP